FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Preview of Income Statement for Second Quarter 2004.

2.	Presentation entitled, “2nd Quarter 2004 Preliminary Results: Webcast-Conference Call”.

2

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

Corporate Direction for	Paseo de la	Tel. 91 348 55 48
External Relations	Castellana, 278-280 28046 Madrid Spain	Fax 91 348 87 77 www.repsolypf.com

PREVIEW OF INCOME STATEMENT FOR SECOND QUARTER 2004

Operating income grows 18.3% to Eu1,119 million

2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	SECOND QUARTER 2004 RESULTS	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
				(Million euros)
				Unaudited figures
642	649	675	5.1	ADJUSTED NET INCOME (1)	1,414	1,324	-6.4
493	520	555	12.6	NET INCOME	1,165	1,075	-7.7
946	1,001	1,119	18.3	OPERATING INCOME	2,075	2,120	2.2
1,193	1,161	1,300	9.0	NET CASH FLOW	2,450	2,461	0.4

				Euros per share (2)
0.53	0.53	0.55	5.1	ADJUSTED NET INCOME	1.16	1.08	-6.4
0.40	0.43	0.45	12.6	NET INCOME	0.95	0.88	-7.7
0.98	0.95	1.06	9.0	NET CASH FLOW	2.01	2.02	0.4

				Dollars per share (2)
0.60	0.66	0.67	11.1	ADJUSTED NET INCOME	1.28	1.33	4.1
0.46	0.53	0.55	18.5	NET INCOME	1.05	1.08	2.6
1.11	1.19	1.28	15.8	NET CASH FLOW	2.21	2.47	11.7

(1) Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.

(2) Average number of shares: 1,220.8 million, constant over the period under study. $/€ exchange rate: average of the period

SECOND QUARTER 2004 HIGHLIGHTS

•        Net income in the quarter was Eu555 million, up 12.6% from the same quarter a year ago. Adjusted net income was Eu675 million and operating income rose 18.3% year-on-year, to Eu1,119 million. Net income and minorities were 24.7% higher, at Eu994 million. Performance this quarter reflected a scenario of higher oil prices than in second quarter 2003 and better international refining margins. These factors helped to offset the negative effect of a higher euro against the dollar year-on-year and a 38% company tax in comparison to 32% in second quarter 2003.

•        Production in the quarter reached 1,179,100 boepd, 1.5% higher than the 2003 equivalent of 1,161,900 boepd.

•        Gas production in the quarter rose 8.4% year-on-year, mainly in Bolivia where production jumped 55.5% on the back of increased sales to Brazil and the start of exports to Argentina where there was 6.7% growth in response to a rise in the domestic gas demand.

•        On 1 July 2004, Repsol YPF, S.A. paid a Eu0.20 gross final dividend against 2003, as approved at the last Annual General Shareholders’ Meeting.

1. INTRODUCTION

1.1 Second quarter results

Adjusted net income was Eu675 million as against Eu642 million for the same quarter a year earlier, showing a rise of 5.1%. Reported net income in second quarter 2004 was Eu555 million vs. Eu493 million a year earlier.

The table below gives a reconciliation of the company’s adjusted results in the second quarter 2004, first quarter 2004, and second quarter 2003.

(Million euros)	2Q03	1Q04	2Q04	Acc. Jan - Jun 03	Acc. Jan - Jun 04
Net Income	493	520	555	1,165	1,075
Goodwill amortization	128	123	127	250	250
Accountable	43	42	45	88	87
Assigned to assets	85	81	82	162	163
Net extraordinary items	39	-3	6	22	3
Net non-recurring items	-18	9	-13	-23	-4
ADJUSTED NET INCOME	642	649	675	1,414	1,324

Operating income in the quarter was 18.3% up on the 2003 equivalent, at Eu1,119 million, and net cash flow was 9.0% higher, at Eu1,300 million. Earnings per share reached Eu0.45 in this quarter, and net cash flow per share was Eu1.06, rising 12.6% and 9.0% respectively year-on-year.

Oil prices in dollars remained high this quarter bolstered by geopolitical tension and higher consumption, with Brent oil trading at an average $35.31/bbl, as against $26.00/bbl in second quarter 2003, and showing a 10.4% rise on the $31.97/bbl average for first quarter 2004.  In the second quarter 2004, the euro reached an exchange rate of $1.20/Eu, 6.2% higher than in the same quarter 2003 when it quoted at $1.13/Eu.

The company’s refining margin index followed a similar trend, reaching $5.45/bbl in second quarter 2004, 54% up quarter-on-quarter. In the marketing business area, margins were curbed by a rise in feedstock prices in Spain and Argentina that could not be passed on to retail prices.  In chemicals, base chemical margins were also wider, although not reaching last year’s level, and there was a slight fall in the derivative chemical margin in Europe. In gas & power, operating income reflects the company’s higher stake in Gas Natural SDG and this company’s enhanced performance in the quarter.

1.2 First half 2004 results

Net income was Eu1,075 million, 7.7% lower than in the same quarter the year before.  First half operating income was Eu2,120 million, rising 2.2% year-on-year. Net cash flow, at Eu2,461 million, was slightly higher than in first half 2003 (Eu2,450).

Adjusted net income was Eu1,324 million, 6.4% down year-on-year.  Earnings per share went from Eu1.16 in first half 2003 to Eu1.08 in first half 2004. Net cash flow per share was Eu2.02, an 0.4% rise when compared with the same period of 2003. In dollars per share, net income rose 2.6% and net cash flow 11.7%.

Crude reference prices were much higher than in first half 2003, with average Brent oil prices at $33.66/bbl as against $28.77/bbl the year before. Refining margin indicators were also higher year-on-year, reaching $4.50/bbl vs. $3.48/bbl in 2003. Marketing margins on fuel declined in line with the market in Spain and Argentina. International chemical margins narrowed, and in the gas & power business area, performance was affected by changes in the consolidation scope due to the increased stake in Gas Natural SDG.

1.3 Investments and divestments

Investments in the second quarter 2004 reached Eu649 million, 10.8% lower year-on-year mainly because of the appreciation of the euro in this second quarter. Total investments in the first six months were also affected by the US$/€ exchange rate evolution which fell 28.9% vs. the same period a year earlier to Eu1,520 million. No significant divestments were made in this second quarter 2004. First half 2004 divestments amounted to Eu75 million, mainly relating to the sale by Gas Natural SDG of part of its stake in Enagas and other minor disposals.

1.4 Financial debt

The Company’s net financial debt was Eu5,597 million at the end of second quarter 2004, rising Eu281 million from the end of first quarter 2004.

In this second quarter, Eu805 million were paid as YPF corporate tax liquidation against 2003 to the Argentine tax office. This was to cover the difference between the effective tax levy and the advance payments made by YPF, the figure for which was determined by performance in 2002. As of April of this year, when calculations for advance payments will be based on the 2003 tax liquidation, the amount paid will be much nearer that owed, and this effect will disappear.

The variation in net debt in the quarter also reflects the dollar revaluation, which increased nominal debt by Eu29 million.

The underlying free cash flow this quarter, excluding all the aforementioned effects, was Eu553 million, which indicates the strength of cash flow generated by the company.

The financial ratios for the second quarter are as follows:

•                  The debt ratio has fallen year-on-year from 25.9% at the close of second quarter 2003 to 22.6% at the end of June 2004.

•                  The net debt to annualised operating cash flow ratio at 30 June 2004 was 0.85x, considerably less than the 1.01x posted at the same date a year ago.

•                  The ratio of annualized EBITDA to net interest at the end of june 2004 was 18.7x, significantly higher than the end of 2003.

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	CHANGES IN NET DEBT	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
				(Million euros)
7,686	5,047	5,316	-30.8	NET DEBT AT BEGINNING OF PERIOD	7,472	5,047	-32.5
-1,193	-1,161	-1,300	9.0	NET CASH FLOW	-2,450	-2,461	0.4
728	871	649	-10.9	INVESTMENTS	2,138	1,520	-28.9
-26	-49	-26	—	DIVESTMENTS	-143	-75	-47.6
49	288	58	18.4	DIVIDENDS	275	346	25.8
-372	199	29	—	TRANSLATION DIFFERENCES (1)	-673	228	—
-448	121	871	—	VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	-195	992	—
6,424	5,316	5,597	-12.8	NET DEBT AT CLOSE OF PERIOD	6,424	5,597	-12.8

				Net debt ratio (%)
24,754	23,882	24,731	0.1	TOTAL CAPITALISATION	24,754	24,731	0.1
25.9	22.3	22.6	-12.7	NET DEBT / TOTAL CAPITALISATION	25.9	22.6	-12.7
46.3	37.5	38.0	17.9	NET DEBT / SHAREHOLDERS EQUITY	46.3	38.0	17.9

(1) At 30 June 2003, 1 euro = 1.144 dollars at 31 March 2004 1 euro = 1.221 dollars, and at 30 June 2004, 1 euro = 1.217 dollars

2.- ANALYSIS OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03		Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
543	640	633	16.6	OPERATING INCOME (Million euros)	1,213	1,273	5.0
604.9	579.7	575.5	-4.9	OIL AND LIQUIDS PRODUCTION (Thousand boepd)	590.3	577.6	-2.2
3,128	3,061	3,389	8.4	GAS PRODUCTION (Million scf/d)	2,765	3,225	16.6
1,161.9	1,124.9	1,179,1	1.5	TOTAL PRODUCTION (Thousand boepd)	1,082.7	1,152.0	6.4
375	280	305	-18.9	INVESTMENTS (Million euros)	1,529	585	-61.7
40.9	51.8	35.6	-13.0	EXPLORATION EXPENSES (Million euros)	78.2	87.4	11.8

QUARTER					ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	REALISATION PRICES	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
26.00	31.97	35.31	35.8	Brent ($/Bbl)	28.77	33.66	17.0
29.02	35.19	38.29	31.7	WTI ($/Bbl)	31.54	36.77	16.6
23.59	28.51	29.27	24.1	LIQUIDS ($/Bbl)	25.81	28.88	11.90
1.06	1.20	1.17	10.4	GAS ($/tscf)	1.05	1.18	12.4

1 Mcf/d = 0.02832 Mm3/d  = 1.7809  10-4 Mboepd

Second quarter results

Operating income in the second quarter 2004 was Eu633 million, 16.6% higher than in second quarter 2003. Enhanced performance came from higher gas production and sales, mainly in Bolivia and Argentina, high international oil prices and improved gas realisation prices. The factors having a negative impact were the 6.2% depreciation of the dollar against the euro; the application of the export tax for natural gas in Argentina; the higher levy on crude oil exports; the lower oil transfer prices due to the agreement between producers and refiners to moderate the increase in final liquid fuel prices; a rise in the level of crude oil stocks this quarter; and finally strikes in Argentina and operating problems in Trinidad & Tobago.

In May 2004, the Argentine Government increased the tax on oil exports from 20% to 25% and on LPG exports from 5% to 20%.  It also established 20% and 5% retentions on natural gas and gasoline exports, respectively.  All in all, $32 million were paid in export taxes in the second quarter, $6 million of which related to the aforementioned higher tax levy.

The additional impact, in comparison to the former situation, of prices established as of May 2004 onwards between producers and refiners in Argentina constituted a loss of $63 million. As per this agreement, the domestic market selling price is set under export parity terms (the international selling price at terminal after export tax) for WTI crude levels of over $36/bbl. At WTI levels equal to or below this reference value, the price includes a 14% discount on the international price at terminal.

Repsol YPF liquids realisation prices averaged $29.27 per barrel in the second quarter 2004 versus $23.59 per barrel a year earlier and $28.51 per barrel in the first quarter 2004.  The wider differential in crude oil reference prices from one year to the next was mainly due to the larger spread in heavy crude oil categories this quarter and the price stability agreement in Argentina.

The average price of gas in the quarter was $1.17 per thousand cubic feet, up 10.4% year-on-year, reflecting the higher average gas price in dollars in Argentina, and the larger relative weight of Trinidad & Tobago in overall sales, at prices higher than the average Repsol YPF realisation levels.

In Argentina, the average gas price this quarter was $1.00 per thousand cubic feet (as against $0.82 a year earlier and $0.98 in first quarter 2004). The first tranche of the increase agreed by the Argentine Government for industry, large customers, power stations and CNG was implemented in May 2004. With respect to gas export restrictions imposed on Repsol YPF in this quarter, 1.15 Mm3/d were diverted to the internal market. In euros, the price per thousand cubic feet in Argentina this quarter was Eu0.83 versus Eu0.72 in second quarter 2003 and Eu0.79 in first quarter 2004.

Total production in the second quarter 2004 reached 1,179,100 boepd, 1.5% more than the 1,161,900 boepd registered in the same quarter the year before. Production growth came mainly from Bolivia with higher gas sales to Brazil and the start of gas exports to Argentina, and in Ecuador where the Heavy Oil Pipeline has been in operation since September 2003, eliminating the bottleneck in crude oil transport there. Production suffered a 18,700 boepd cutback this quarter from strikes in South Argentina and the operational problems in Trinidad & Tobago.

At 575.500 barrels per day, second quarter crude oil and liquids production was 4.9% lower in comparison to the same period a year earlier. There was higher production in Ecuador and Bolivia, partially compensating for lower output from Argentina, Trinidad & Tobago because of operating problems, and Dubai.  The negative impact of the labour strikes in Argentina and operational problems in Trinidad & Tobago during the quarter was 11,000 bpd.

Gas production in the second quarter 2004 was 3,389 Mscf/d (equivalent to 603,600 boepd), 8.4% higher than in the same quarter 2003 (3,128 Mscf/d). This increase comes mainly from Bolivia, Argentina, and, to a lesser degree, Trinidad & Tobago. In Bolivia, production reached 414 Mscf/d (73,700 boepd) rising 55.5% year-on-year because of higher sales to Brazil and the start of exports to Argentina. In Argentina, the company’s gas production was 2,102 Mscf/d (374,400 boepd) rising 6.7% year-on-year on the back of increased domestic gas demand. In Trinidad & Tobago, gas production was 497 Mscf/d (88,600 boepd) rising 7.8% year-on-year.

Repsol YPF global lifting costs in the second quarter 2004 were $1.87/boe, 10.6% higher than the level registered in second quarter 2003 ($1.69/bbl), mainly because of cumulative inflation in Argentina.

Operating income from our affiliated companies operating liquefaction trains 1, 2 and 3 in Trinidad & Tobago has been proportionally integrated under the Exploration & Production business since the start of 2004. These contributed Eu24 million to operating income in the second quarter 2004.

Exploration expenses were Eu36 million in the quarter, as against Eu41 million in the same quarter 2003.

There were four new discoveries in the quarter:  one by the H1 well at block NC-186 in Libya, two in the Neuquen basin of Argentina with wells Cerro Hamaca Norte xp-3 and Pampa Verde x-1, and a fourth in the USA Gulf of Mexico.

First half 2004 Results

Operating income in first half 2004 reached Eu1,273 million, 5.0% more than in the same quarter 2003.

The reasons for this performance are the same as for the second quarter mentioned above, which resulted in an average realisation price for liquids of $28.88 per barrel (23,56 Eu/bbl) in comparison to $25.81 per barrel (28,82 Eu/bbl) in 2003, while the average gas price in Argentina was 17.4% higher year-on-year.

Average first half year production was 1,152,000 boepd, 6.4% more in the same period 2003. In these first six months, strikes in Argentina and Trinidad & Tobago had a negative impact of 11,500 boepd.  Half-year gas production rose 16.6% year-on-year (460 Mscf/d equivalent to 81,900 boepd). Growth mainly came from Argentina, where gas output rose 16.5% (277 Mscf/d equivalent to 49,400 boepd) because of higher domestic demand, and Bolivia where production jumped 51.7% (130 Mscf/d equivalent to 23,200 boepd) because of higher sales to Brazil and the start of exports to Argentina in the second quarter. The production of liquids dropped 2.2% (12,700 bpd) versus first half 2003, largely in Argentina. The above-mentioned incidents in Argentina and in Trinidad & Tobago in the first half of the year led to a production shortfall of 10,400 bpd.

Repsol YPF’s overall lifting cost for the half year was $1.87/boe, 8.2% higher than the year before, but 27.4% lower than in first half 2001. Exploration expenses amounted to Eu87million versus Eu78million the year before.

Investments

Second quarter investments in this area totalled Eu305 million, 18.7% lower than the 2003 equivalent. Investments in development represented 75% of overall expenditure, spent mainly in Argentina (62%), Trinidad & Tobago (10%), Bolivia (7%), Venezuela (5%), Algeria (4%), Ecuador (3%), Brazil (3%), and Libya (2%).

First half 2004 CAPEX was Eu585 million, 61.7% down on the same period 2003 (Eu1,529 million) which included payment of a call option on an additional 20% of BPRY assets in Trinidad & Tobago.

2.2 REFINING & MARKETING

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03		Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
348	302	437	25.6	OPERATING INCOME (Million euros)	705	739	4.8
46	87	41	-10.9	LPG OPERATING INCOME (Million euros)	103	128	24.3
13,336	13,170	13,285	-0.4	OIL PRODUCT SALES (Thousand tons)	26,047	26,455	1.6
761	938	801	5.3	LPG SALES (Thousand tons)	1,719	1,739	1.2
154	130	256	66.2	INVESTMENTS (Million euros)	249	386	55.0

QUARTER					ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	REFINING MARGIN INDICATORS	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
				($/bbl)
2.94	3.24	5.51	87.4	Spain	3.91	4.37	11.8
2.34	4.08	5.36	129.1	Latin America	2.72	4.72	73.5
2.72	3.54	5.45	100.4	Repsol YPF	3.48	4.50	29.3

Second quarter results

Operating income in this quarter was Eu437 million, in comparison to Eu348 million in second quarter 2003, and Eu302 million in first quarter 2004. Performance this quarter was marked by a sharp rise in refining margins and a clear drop in marketing margins in comparison to the 2003 equivalent. Refining margins were double those of second quarter 2003, whilst in Spain marketing margins were curtailed by higher product prices which could not be fully passed on to retail prices, and the same occurred in Argentina where the situation was aggravated by the price stability pact.

The company’s refining margin indicator was $5.45 (Eu4.53) per barrel, much higher than the $2.72 (Eu2.40) per barrel of second quarter 2003, and greater than the $3.54 (Eu2.83) per barrel registered in first quarter 2004. The distillation level was 7.7% higher than in the previous quarter and 0.7% up year-on-year.

In Spain, sales of light products to our own network increased 0.8% year-on-year. Diesel and gasoline sales to our service station network rose 2%, with a drop in gasoline and a rise in diesel sales. In Argentina, sales to our own network increased 12.4% to 1.9 million tons. Gasoline and diesel oil sales rose 9.1% mainly on the back of an 11.1% increase in diesel sales, which have resulted in a higher market share.

Margins on service station sales in Spain performed negatively year-on-year, in line with the rest of Europe, because of the above-mentioned difficulty in passing on higher international prices. In Argentina, margins were considerably lower than in the same quarter 2003 because of a constant rise in WTI crude prices, which could not be passed on to customer retail prices.

Turning to LPG, sales in Spain were 4.7% up on the same quarter a year earlier because of colder weather in April and May and an upward trend in piped LPG sales where new customers were incorporated. LPG sales in Latin America grew 5.7% thanks to enhanced performance in Peru and Ecuador and a certain recovery in the Argentinean market.

In Spain, the gross margin was curbed by the revision of the LPG maximum price formula on bottled LPG in April, which cut prices 5%, and the evolution of international prices which boosted the cost of unitary sales by 4.7% with respect to second quarter 2003 levels. As a result, unitary margins were 6.4% lower year-on-year. In Latin America, retail margins rose in Argentina, Chile and Ecuador, but fell in Bolivia and Peru, in the latter because of interference by Petroperu in the wholesale price formation.

First half 2004 results

Accumulated first half operating income was Eu739 million, a 4.8% increase on the 2003 equivalent.

This growth was mainly due to a 29.3% year-on-year rise in refining margins. Marketing margins were lower in Spain, and in Latin America as happened in the second quarter.

Total sales of oil products rose 1.6% to 26.4 million tons. In Spain, there was a 3.2% increase to 16.0 million tons, while in Argentina there was a slight 1.2% drop to 6.1 million tons because of lower exports (-15.8%). Light product sales to our own network in Spain rose 2.3% versus first half 2003 and in Argentina, were up 5.2% year-on-year. In Argentina, gasoline and diesel sales increased 4.1%, with a 0.2% drop in gasoline and a 5.1% jump in diesel oil.

LPG sales in the first six months were 0.9% lower in Spain, but 4.9% higher in Latin America, shored up by strong growth in Peru and Ecuador. LPG sales margins in Spain continued 8% higher than in 2003 despite a negative trend in the second quarter. In this sector, the margin in Spain depends very much on the maximum price formula for bottled LPG, which does not permit an immediate translation of feedstock reference prices in the customer retail price. In Latin America, retail margins widened in Argentina, Chile and Ecuador, but dropped in Bolivia and Peru, in the latter because of interference from Petroperu in the wholesale price formation.

Investments

Eu256 million were invested in the second quarter 2004, 66.2% more than in the same period a year earlier. Expenditure was mainly allotted to current refining projects, including a mild hydrocracker at the Puertollano refinery, an FCC hydro-treatment unit in La Coruña, a vacuum unit and a visbreaking facility in Peru and revamping of the Refap refinery in Brazil, as well as in upgrading our marketing network by strengthening links and refurbishing sites, and the development several LPG marketing products in Spain and Latin America.

Expenditure in the first six months of 2004 totalled Eu386 million, 55.0% more than in the same period a year ago.

2.3.- CHEMICALS

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03		Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
58	37	54	-6.9	OPERATING INCOME (Million euros)	109	91	-16.5
1,011	953	1,010	—	CHEMICAL PRODUCT SALES (Thousand tons)	1,981	1,963	-0.9
12	17	18	50.0	INVESTMENTS (Million euros)	38	35	-7.9

QUARTER					ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	INTERNATIONAL MARGIN INDICATORS	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
555	394	422	-23.8	Cracker (Euros per ton)	458	408	-10.9
312	290	276	-11.5	Derivatives Europe (Euros per ton)	310	283	-8.7
179	173	174	-2.8	Derivatives Latin America (US$ per ton)	176	173	-1.7

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

Second quarter results

Second quarter 2004 operating income was Eu54 million in comparison to Eu58 million in the same quarter a year earlier, and Eu37 million in the first quarter 2004.

Enhanced quarter-on-quarter performance originated mainly in the sharp margin increase on base petrochemicals (7%), compensating for lower international margins on derivative chemicals in Europe. This improvement was the result of higher selling prices contracted on cracker products which have more than offset the higher cost of naphtha feedstock.

Second quarter operating income was lower year-on-year because of narrower international margins on our product mix, especially those from the cracker which were better in second quarter 2003, and derivative chemicals in Europe where it was impossible to pass the higher cost of feedstocks through to the end customer.

Total petrochemical sales in second quarter 2004 were 1,010 kt, 6.0% higher than first quarter 2004 and similar to the second quarter 2003.

First half 2004 results

Operating income in first half 2004 reached Eu91 million, 16.5% down on the same quarter a year earlier. Lower performance here was caused by narrower international margins on our product mix, notably on cracker and derivative products in Europe where higher product prices were unable to compensate for rises in feedstock costs.

At 1,963 thousand tons, half-year petrochemical product sales were slightly lower than the year before (1,981 thousand tons).

Investments

Second quarter 2004 investments were Eu18 million and Eu35 million in the first half. Most of this expenditure went to small capacity increases and the upgrading of existing units.

2.4.-  GAS & POWER

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03		Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
36	78	56	55.6	OPERATING INCOME (Million euros)	99	134	35.4
7.11	8.91	7.61	7.0	GAS SALES (Bcm) (1)	14.65	16.52	12.8
153	428	51	-66.7	INVESTMENTS (Million euros)	260	479	84.2

Note: 1 Bcm = 1,000 million cubic meters = 11,626.4 GWh = 10,000 million thermies

(1)               For ease of comparison on equivalent terms, Gas Natural SDG figures are represented at 100%

Second quarter results

Operating income in the second quarter 2004 was 55.6% higher year-on-year reaching Eu56 million, as against Eu36 million a year earlier. This growth mainly reflects the impact of Repsol YPF’s higher stake in Gas Natural SDG (in this second quarter, Gas Natural SDG consolidated at 30.847%, in comparison to 24.999% during the same period of 2003) and enhanced performance by Gas Natural SDG itself.

Gas sales in the second quarter were 7.61 Bcm, 7.1% higher than the same period a year ago owing to sales growth in Latin America and Spain.

In Spain, gas sales in this quarter rose 5.0% year-on-year to 4.82 Bcm, boosted mainly by the rise in marketing sales, which enabled the company to compensate for lower distribution sales. The customer base in Spain rose 318,000 in the last twelve months, reaching 4.6 million.

In the sale of electricity, Gas Natural SDG now holds over a 5% share of the liberalised market, with sales in the second quarter 2004 totalling 1,024 GWh. In power generation, the San Roque and San Adrián de Besós combined cycle plants produced 1,350 GWh in this quarter.

Gas & power operations in Latin America produced an income of Eu14 million in this quarter, 180.0% more than the same period last year. This result is mainly attributable to sales growth in the region (Brazil +22.5%, Argentina +10.1%, Colombia +13.5%, and Mexico +6.1%), the higher stake in Gas Natural SDG as mentioned above, and the contribution from Puerto Rico which has consolidated since November 2003. Higher sales, here, stemmed from an increase of 287,000 customers in the past twelve months, bringing the total in Latin America to 4.4 million, and economic recovery in the region.

Natural gas trading sales outside Spain, which since the first quarter include sales generated by the Brancato Group in Italy, with nearly 100,000 customers, reached 0.71 Bcm, similar to the 0.70 Bcm recorded in the same quarter last year.

In this second quarter 2004, the 540 MW combined cycle power station in Puerto Rico generated 830 GWh.

First half 2004 results

Operating income in the first half totalled Eu134 million vs. Eu99 million in the equivalent period a year earlier, with this rise mainly attributable to the higher stake in Gas Natural SDG and this Company’s positive earnings performance.

Investments

Second quarter investment in Gas & Power was Eu51 million, 66.7% lower than in second quarter 2003. Investments in first half 2004 reached Eu479 million, climbing 84.2% over the same period a year ago and were spent mainly on acquiring an additional stake in Gas Natural SDG to reach a total shareholding of 30.847% and the company’s higher rate of investment during 2004.

2.5.  CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded an expense of Eu61 million in second quarter 2004, and included Eu45 million newly assigned to this caption which were previously booked to the business areas.

In the first half 2004, there was an expense of Eu117 million.

3.-   FINANCIAL RESULT

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	BREAKDOWN OF FINANCIAL RESULT (Million euros)	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
11,014	9,532	8,842	-19.7	AVERAGE GROSS DEBT	11,554	9,187	-20.5
5.07	4.98	4.77	-5.9	AVERAGE GROSS COST (%)	5.12	4.88	-4.7
111	91	82	-26.1	NET INTEREST EXPENSE	235	173	-26.4
-8	-4	-5	-37.5	CAPITALISED INTEREST	-12	-9	-25.0
-21	-26	5	—	OTHER FINANCIAL COSTS	-53	-21	-60.4
82	61	82	—	NET FINANCIAL EXPENSE	170	143	-15.9

Net interest expenses in the second quarter 2004 reached Eu82 million. This was the result of a Eu2,172 million lower gross average debt level and a cutback in debt cost from 5.07% in the second quarter 2003 to 4.77% in the same quarter 2004.

The cost of net financial debt stood at 6.25% in the second quarter 2004 because of the significant volume of current investments and cash equivalent held in this period, but was considerably lower than the 7.04% recorded in the first quarter due to a Eu796 million reduction in the volume of medium-term financial investments.

Financial investments at 30 June 2004 totalled Eu3,300 million. This cutback in net debt and financial costs translated into Eu29 million lower net interest payments by the company, equivalent to a 26,1% reduction year-on-year.

At Eu82 million, the financial expense in this second quarter was the same as in second quarter 2003. However, last year, this caption included a Eu22 million income from positive translation differences between the Argentine peso, the dollar and the euro, entered under the heading of “Other Financial Costs” in the above table.

4.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
13	2	3	-76.9	EXPLORATION & PRODUCTION	31	5	-83.9
9	8	2	-77.8	REFINING & MARKETING	10	10	—
9	6	3	-66.7	CHEMICALS	20	9	-55.0
3	7	3	—	GAS & POWER	19	10	-47.4
34	23	11	-67.6	TOTAL	80	34	-57.5

Income from unconsolidated affiliates in the second quarter 2004 totalled Eu11 million in comparison to Eu34 million in the same quarter 2004.  These quarterly results mainly comprise profit from CLH (Eu6 million), Enagas (Eu4 million), PBB Polisur (Eu5 million), and our share in the losses posted by Petroken (Eu2 million). The main difference in E&P with respect to 2003 is attributable to the change in the consolidation method for Atlantic LNG Co. of Trinidad & Tobago and Atlantic LNG 2/3 Co. of Trinidad & Tobago, both of which were previously equity accounted and are now proportionally integrated in the Group’s accounts.

5.-   GOODWILL AMORTIZATION

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	GOODWILL AMORTIZATION (Million euros)	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
43	42	45	4.7	ACCOUNTABLE	88	87	-1.1
85	81	82	-3.6	ASSIGNED TO ASSETS	162	163	0.6
128	123	127	-0.8	TOTAL	250	250	—

Accountable goodwill amortization in the second quarter 2004 was Eu45 million, very similar to the Eu43 million booked in the same quarter 2003.

6.-   EXTRAORDINARY ITEMS

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	BREAKDOWN OF EXTRAORDINARY ITEMS (Million euros)	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
-58	5	-9	-84.4	EXTRAORDINARY INCOME/EXPENSE BEFORE TAX	-32	-4	-87.5
-39	3	-6	-84.6	EXTRAORDINARY INCOME/EXPENSE AFTER TAX	-22	-3	-86.4

An extraordinary expense of Eu9 million was recorded in the second quarter 2004 versus an expense of Eu58 million in the same quarter last year. Second quarter results included expenses to fund provisions for workforce rightsizing and other liabilities, partially offset by gains arising from the favourable scenario for the exercise of price adjustment clauses in the sale agreements on the CLH shareholding.

7.-           TAXES

The corporate tax rate for 2004 is estimated at 38%. Corporate tax paid in this second quarter 2004 amounted to Eu377 million.

8.-           MINORITY INTERESTS

QUARTER				Unaudited figures	ACCUMULATED
2Q 2003	1Q 2004	2Q 2004	% Variation 2Q04/2Q03	BREAKDOWN OF INCOME FROM MINORITY INTERESTS	Jan-Jun 2003	Jan-Jun 2004	% Variation 04/03
				(Million euros)
37	39	39	5.4	PREFERENCE SHARES	77	78	1.3
12	15	23	91.7	OTHERS	26	38	49.2
49	54	62	26.5	TOTAL	103	116	12.6

Income attributable to minority interests in the second quarter 2004 was Eu62 million, higher than that for the period a year earlier. The main difference is due to the impact on minority shareholders in Petronor and Andina of higher income obtained in this quarter year-on-year.

This caption includes an expense of Eu39 million in the quarter for the remuneration of preference shares in circulation, which produce Eu3,602 million in annual additional financing for the company, and imply an annualised cost of 4.17%.

9.-           HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

•                  In Exploration & Production, in April 2004, Repsol YPF started producing gas in the Yucal Placer Norte and Sur Blocks in the central western zone of Venezuela. The company has a 15% stake in this consortium, together with Total (69.5%, operator), Inepetrol (10.3%) and Otepi (5.2%). Initial production for the two blocks was 60 Mscf/d (10.7 thousand boepd), increasing to 100 Mscf/d in the fourth quarter of this year. Production in 2007 is expected to reach 300 Mscf/d.

•                  In Argentina, on 31 May last, Repsol YPF opened the Transneuquino pipeline connecting the El Portón field, operated by Repsol YPF in the north of the Neuquén province, to the trunk natural gas transmission system. This pipeline involved a $15 million investment and is part of an infrastructure works programme for natural gas transmission started by the company in 2002

•                  In Venezuela, on 28 June 2004, the Venezuelan Government authorised an increase in current gas production at the Quiriquire block (100% Repsol YPF) of 3.4 million cubic meters per day (22,500 boepd including production of associated liquids), making Repsol YPF the leading private gas producer in the country.

•                  In June, Repsol YPF started to export natural gas from Bolivia to Argentina to help cushion the supply shortage and meet demand from northwest Argentina.

•                  Also in June, the Company began drilling the first discovery well (Sipororo 2X) in the “Barrancas” block (100% Repsol YPF) in Venezuela, located in the southwestern part of the country, extending over the States of Barinas, Portuguesa, and Trujillo.

•                  In April last, Repsol YPF signed a production-sharing contract with the Surinam state-owned company, Staatsolie, for the exploration and production of oil in Block 30 in the Guyana-Surinam basin, 100 km offshore from Surinam and with a surface area of approximately 18,600 km2.

•                  In Refining & Marketing, on 23 June last, Repsol YPF entered into an agreement with Royal Dutch/Shell to purchase the latter’s marketing and logistics assets in Portugal, excluding its LPG and lubricants business. This operation includes the acquisition of 303 service stations, and boosts annual oil product sales by 1.85 million m3. The deal also contemplates the purchase of a 15% stake in the logistics company, Compañía Logística de Combustibles (CLC), and access to its portfolio of procurement contracts and logistics. With this operation, Repsol YPF increases fourfold, to 421, the number of its service stations in Portugal, becoming the third operator in that country with a 19% share of the market.

•                  In Gas & Power, the tanker vessel, Bilbao Knutsen, freighted by Repsol YPF, loaded cargo number 500 of liquefied natural gas at the Atlantic LNG plant in Trinidad & Tobago on 23 April of this year since the first LNG shipment was made on 30 April 1999.

On 16 July last, Gas Natural SDG concluded the acquisition of Enron’s stake in Compañia Distribuidora de Gas do Río de Janeiro CEG, S.A. and CEG Rio SA, thereby increasing the Gas Natural Group’s stakes to 54.16% and 72%, respectively. Both these companies hold the concession for natural gas distribution in the metropolitan area and the state of Rio de Janeiro in Brazil. The amount paid for this transaction was approximately Eu129 million.

As of 25 June last, Moody’s rating agency upgraded Repsol YPF’s debt rating from stable to positive, basing this decision on the Company’s improved operating and financial performance, together with the evident economic recovery in Argentina. The agency also raised YPF’s debt outlook from stable to positive.

As per the resolution passed at the last Annual General Shareholders Meeting, on 1 July 2004, Repsol YPF, S.A. paid a Eu0.20 gross final dividend against the 2003 financial year.

Turning to Corporate Responsibility, in April 2004, Repsol YPF approved the Community Relationship Guide defining the Company’s practices in its relationships with local communities wherever it conducts exploration and production activities worldwide.

Repsol YPF, as a Company affiliated with the UN Global Compact, supports its expansion in the countries in which we operate. The Company has joined the Global Compact Development Group in Argentina, and participated in the first seminar organized by the Global Compact in Colombia.

Very recently, in July, an “Agreement for Safety” was signed between Repsol YPF and the majority trade unions, Comisiones Obreras and the Unión General de Trabajadores.  This Agreement defines the core safety policies that must be observed at the Puertollano refinery, and rests on the general principle that safety should be the prime value guiding all production planning and imbuing the day-to-day behaviour and attitudes of the workers.

Madrid, 29 July 2004

TABLES

RESULTS SECOND QUARTER 2004

16

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q03	1Q04	2Q04	2003	2004

EBITDA (1)	1,502	1,552	1,723	3,191	3,275
Operating income	946	1,001	1,119	2,075	2,120
Financial results	(82)	(61)	(82)	(170)	(143)
Equity on earnings of unconsolidated affiliates	34	23	11	80	34
Goodwill amortization	(43)	(42)	(45)	(88)	(87)
Extraordinary items	(58)	5	(9)	(32)	(4)
Income before income tax and minority interests	797	926	994	1,865	1,920
Income tax	(255)	(352)	(377)	(597)	(729)
Net income before minority interests	542	574	617	1,268	1,191

Minority interest	(49)	(54)	(62)	(103)	(116)

Net income	493	520	555	1,165	1,075

Cash-flow after taxes (3)	1,193	1,161	1,300	2,450	2,461

Net income per share (*)
* Euros/share	0.40	0.43	0.45	0.95	0.88
* $/ADR	0.46	0.52	0.55	1.09	1.07

Cash-flow per share (*)
* Euros/share	0.98	0.95	1.06	2.01	2.02
* $/ADR	1.12	1.16	1.30	2.30	2.45

(*)         Calculated on 1.220.863.463 shares

(1)          EBITDA: (Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income)

US$/€ exchange rate at the end of each quarter

1.144 USD/Euro in 2T03

1.221 USD/Euro in 1T04

1.217 USD/Euro in 2T04

17

BREAK-DOWN OF REPSOL YPF OPERATING REVENUES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q03	1Q04	2Q04	2003	2004

Exploration & Production	1,557	1,811	1,854	3,194	3,665

Spain	102	22	27	172	49
Argentina	981	987	1,017	2,074	2,004
Others in Latin America	311	640	624	607	1,264
Other countries	163	162	186	341	348

Refining & Marketing	7,768	7,932	8,529	16,456	16,461

Spain	5,109	5,568	6,024	10,838	11,592
Argentina	1,581	1,129	1,216	3,216	2,345
Others in Latin America	742	693	808	1,464	1,501
Other countries	336	542	481	938	1,023

Chemicals	577	633	689	1,133	1,322

Spain	464	524	565	897	1,089
Argentina	113	108	123	236	231
Others in Latin America	—	1	1	—	2
Other countries	—	—	—	—	—

Gas & Power	322	459	395	691	854

Spain	272	389	315	594	704
Argentina	8	9	15	14	24
Others in Latin America	36	44	54	73	98
Other countries	6	17	11	10	28

Corporate and Others	(1,349)	(1,345)	(1,336)	(2,836)	(2,681)

TOTAL	8,875	9,490	10,131	18,638	19,621

18

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q03	1Q04	2Q04	2003	2004

Exploration & Production	543	640	633	1,213	1,273

Spain	(36)	9	11	(21)	20
Argentina	366	396	379	865	775
Others in Latin America	136	176	162	215	338
Other countries	77	59	81	154	140

Refining & Marketing	348	302	437	705	739

Spain	174	218	313	411	531
Argentina	163	82	110	271	192
Others in Latin America	5	(1)	13	13	12
Other countries	6	3	1	10	4

Chemicals	58	37	54	109	91

Spain	27	16	23	54	39
Argentina	31	21	31	55	52
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	36	78	56	99	134

Spain	25	56	35	77	91
Argentina	2	2	4	4	6
Others in Latin America	3	10	10	6	20
Other countries	6	10	7	12	17

Corporate and Others	(39)	(56)	(61)	(51)	(117)

TOTAL	946	1,001	1,119	2,075	2,120

19

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q03	1Q04	2Q04	2003	2004

Exploration & Production	884	975	978	1,880	1,953

Spain	(10)	21	6	16	27
Argentina	593	618	626	1,323	1,244
Others in Latin America	205	244	242	339	486
Other countries	96	92	104	202	196

Refining & Marketing	507	434	587	1,007	1,021

Spain	275	310	410	608	720
Argentina	196	111	143	336	254
Others in Latin America	27	7	28	47	35
Other countries	9	6	6	16	12

Chemicals	102	80	97	197	177

Spain	62	51	58	124	109
Argentina	40	29	39	73	68
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	47	104	89	128	193

Spain	34	75	58	95	133
Argentina	(1)	1	6	6	7
Others in Latin America	6	11	19	11	30
Other countries	8	17	6	16	23

Corporate and Others	(38)	(41)	(28)	(21)	(69)

TOTAL	1,502	1,552	1,723	3,191	3,275

20

BREAK-DOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS (*)

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES			JANUARY - JUNE
	2Q03	1Q04	2Q04	2003	2004

Exploration & Production	375	280	305	1,529	585

Spain	13	1	2	13	3
Argentina	147	125	149	275	274
Others in Latin America	198	127	132	1,205	259
Other countries	17	27	22	36	49

Refining & Marketing	154	130	256	249	386

Spain	92	96	136	158	232
Argentina	10	9	14	19	23
Others in Latin America	52	23	47	69	70
Other countries	—	2	59	3	61

Chemicals	12	17	18	38	35

Spain	9	15	14	34	29
Argentina	3	2	4	4	6
Others in Latin America	—	—	—	—	—
Other countries	—	—	—	—	—

Gas & Power	153	428	51	260	479

Spain	142	383	42	236	425
Argentina	—	1	1	4	2
Others in Latin America (**)	10	7	7	18	14
Other countries (**)	1	37	1	2	38

Corporate and Others	34	16	19	62	35

TOTAL	728	871	649	2,138	1,520

(*)                                 Capitalized deferred expenses not included

(**)                          Figures for January to June and the second quarter 2003 do not coincide with those published in the relative advanced quarterly report, as these included an error which was later corrected.

21

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

		DECEMBER 2003	JUNE 2004
	Start-up expenses	23	4

	Intangible assets	992	1,207

	Property, plants and equipment	19,471	20,437

A.	Long term financial assets	498	453

	Other financial assets	963	964

	Goodwill arising on consolidation	2,496	2,657

	Deferred tax assets	924	911

	Deferred expenses	662	770

B.	Temporary cash investments and cash on hand and in banks	5,278	2,847

	Other current assets	6,726	7,078

	TOTAL ASSETS	38,033	37,328

C.	Shareholders equity	13,632	14,741

D.	Minority interests	4,054	4,104

	Negative consolidation difference	13	23

	Long term liabilities	1,454	1,508

E.	Subsidies and deferred revenues	336	289

	Deferred tax liabilities	674	736

F.	Long term debt	6,454	6,637

G.	State financing of investments in exploration	3	—

	Non-interest bearing liabilities	1,228	1,553

H.	Short term debt	4,369	2,260

	Other current liabilities	5,816	5,477

	TOTAL EQUITY / LIABILITIES	38,033	37,328

I.	NET DEBT (Sum of F+H-A-B)	5,047	5,597

	CAPITALIZATION (Sum of C+D+E+G+I)	23,072	24,731

	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	22,733	24,442

	ROCE before extraordinary, non recurring items and Goodwill amortization	18,6%	18,1%

22

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES		JANUARY - JUNE
	2003	2004	2003	2004

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	493	555	1,165	1,075
Adjustments to reconcile net income to net cash provided by operating activities
Amortizations	599	631	1,196	1,239
Net Provisions	51	48	87	56
Minority interest	49	62	103	116
Income from asset divestments	(2)	(4)	(54)	(12)
Deferred taxes and others	3	8	(47)	(13)
SOURCES OF FUNDS	1,193	1,300	2,450	2,461
Changes in working capital	506	(918)	3	(744)
	1,699	382	2,453	1,717

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(504)	(555)	(875)	(995)
Investments in intangible assets	(5)	(16)	(15)	(32)
Financial investments	(104)	(75)	(175)	(132)
Acquisition of shareholdings in consolidated subsidiaries	(115)	(3)	(1,073)	(361)
Total Investments	(728)	(649)	(2,138)	(1,520)
Capitalized deferred expenses	(2)	(5)	(6)	(12)
	(730)	(654)	(2,144)	(1,532)
Divestments	26	26	143	75
	(704)	(628)	(2,001)	(1,457)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	107	10	874	119
Repayment of long term loans and other noncurrent liabilities	(69)	(48)	(426)	(162)
Variation in current financial assets	(763)	87	(577)	255
Subsidies received	14	15	31	20
Provisions and others	27	(10)	21	(57)
Dividend paid	(244)	(58)	(287)	(346)
	(928)	(4)	(364)	(171)

Net change in cash and cash equivalents	67	(250)	88	89

Cash and cash equivalents at the beginning of the period	216	586	195	247

Cash and cash equivalents at the end of the period	283	336	283	336

23

ANNEX 1

OPERATING HIGHLIGHTS

2ND QUARTER 2004

24

OPERATING HIGHLIGHTS E&P

		2003	2003	2003	2004	2004	2004	% Variation
OPERATING HIGHLIGHTS	UNITS	1Q	2Q	Jan-Jun	1Q	2Q	Jan-Jun	2004/2003
-HYDROCARBON PRODUCTION	K Bep/day	1,002.7	1,161.9	1,082.7	1,124.9	1,179.1	1,152.0	6.4
Crude and Liquids production	K Bep/day	575.6	604.9	590.3	579.7	575.5	577.6	-2.2
-Spain	K Bep/day	3.4	2.5	2.9	4.6	3.5	4.0	37.3
-Argentina	K Bep/day	426.9	439.1	433.0	405.7	404.7	405.2	-6.4
-Rest in Latino America	K Bep/day	84.7	101.0	92.9	111.5	111.3	111.4	20.0
-Other countries	K Bep/day	60.6	62.3	61.4	57.9	56.1	57.0	-7.3
Natural Gas production	K Bep/day	427.1	557.0	492.4	545.1	603.6	574.4	16.6
-Spain	K Bep/day	0.0		0.0	0.0	0.0	0.0	0.0
-Argentina	K Bep/day	246.0	350.9	298.7	321.9	374.4	348.1	16.5
-Rest in Latino America	K Bep/day	163.5	186.3	175.0	207.9	215.0	211.5	20.9
-Other countries	K Bep/day	17.6	19.9	18.7	15.4	14.2	14.8	-21.2

OPERATING HIGHLIGHTS CHEMICALS

		2003	2003	2003	2004	2004	2004	% Variation
OPERATING HIGHLIGHTS	UNITS	1Q	2Q	Jan-Jun	1Q	2Q	Jan-Jun	2004/2003

-SALES OF PETROCHEMICALS PRODUCTS (*)	Kt	969	1,011	1,981	953	1,010	1,963	-0.9
-By tipe of product
-Base petrochemicals	Kt	100	120	220	104	116	220	-0.2
-Spain	Kt	37	63	100	58	69	127	26.8
-Argentina	Kt	40	39	79	31	31	62	-21.8
-Other countries	Kt	23	17	41	15	16	31	-24.5

-Derivatice products	Kt	869	891	1,760	849	894	1,743	-1.0
-Spain	Kt	309	280	590	285	289	574	-2.7
-Argentina	Kt	103	152	256	102	211	313	22.3
-Other countries	Kt	456	459	915	461	395	857	-6.4

(*) 2003 data have been amended to give a more realistic picture of the Repsol YPF chemical business.

To be precise, adjustments have been made in the consolidation of affiliates and the concept of base and derivative have been redefined:  base chemicals include external olefin sales, in harmony with international margin indicators, and the rest of chemical activity is classifed as derivative.

OPERATING HIGHLIGHTS G&P

		2003	2003	2003	2004	2004	2004	% Variation
OPERATING HIGHLIGHTS	UNITS	1Q	2Q	Jan-Jun	1Q	2Q	Jan-Jun	2004/2003

GAS NATURAL	bcm	7.54	7.11	14.65	8.91	7.61	16.52	12.7
-Spain	bcm	5.23	4.59	9.82	6.09	4.82	10.91	11.1
-Argentina	bcm	0.39	0.69	1.08	0.42	0.76	1.18	9.4
-Rest in Latino America	bcm	1.17	1.13	2.30	1.33	1.32	2.65	15.1
-Other countries	bcm	0.75	0.70	1.45	1.06	0.71	1.78	22.5

Note: Since 2Q2004 and with effect as of 1 January 2003 onwards, sales in Spain iclude all wholesale with destination Spain.

25

OPERATING HIGHLIGHTS R&M

		2003	2003	2003	2004	2004	2004	% Variation
OPERATING HIGHLIGHTS	UNITS	1Q	2Q	Jan-Jun	1Q	2Q	Jan-Jun	2004/2003
-CRUDE OIL PROCESSED	M toe	12.9	13.9	26.8	13.0	14.0	27.0	0.7
-Spain	M toe	7.6	8.6	16.2	8.0	8.8	16.8	3.7
-Argentina	M toe	3.9	3.8	7.7	3.7	3.8	7.5	-2.6
-Other countries	M toe	1.4	1.5	2.9	1.3	1.4	2.7	-6.9
-SALES OF OIL PRODUCTS	Kt	12,711	13,336	26,047	13,170	13,285	26,455	1.6
-Sales in Spain	Kt	7,523	7,985	15,508	7,927	8,074	16,001	3.2
- Own network	Kt	5,031	5,233	10,264	5,173	5,153	10,326	0.6
- Light products	Kt	4,084	4,087	8,171	4,243	4,120	8,363	2.3
- Other Products	Kt	947	1,146	2,093	930	1,033	1,963	-6.2
-Other Sales to Domestic Market	Kt	1,561	1,606	3,167	1,556	1,700	3,256	2.8
- Light Products	Kt	1,037	1,057	2,094	1,146	1,248	2,394	14.3
- Other Products	Kt	524	549	1,073	410	452	862	-19.7
-Exports	Kt	931	1,146	2,077	1,198	1,221	2,419	16.5
- Light Products	Kt	306	518	824	385	451	836	1.5
- Other Products	Kt	625	628	1,253	813	770	1,583	26.3
-Sales in Argentina	Kt	3,173	3,050	6,223	3,082	3,064	6,146	-1.2
- Own network	Kt	1,696	1,695	3,391	1,727	1,905	3,632	7.1
- Light products	Kt	1,389	1,376	2,765	1,389	1,519	2,908	5.2
- Other Products	Kt	307	319	626	338	386	724	15.7
-Other Sales to Domestic Market	Kt	290	331	621	331	322	653	5.2
- Light Products	Kt	213	242	455	238	226	464	2.0
- Other Products	Kt	77	89	166	93	96	189	13.9
-Exports	Kt	1,187	1,024	2,211	1,024	837	1,861	-15.8
- Light Products	Kt	799	711	1,510	616	558	1,174	-22.3
- Other Products	Kt	388	313	701	408	279	687	-2.0
-Sales Rest of Latin America	Kt	1,802	2,032	3,834	1,897	1,876	3,773	-1.6
- Own network	Kt	780	851	1,631	925	917	1,842	12.9
- Light products	Kt	663	684	1,347	727	722	1,449	7.6
- Other Products	Kt	117	167	284	198	195	393	38.4
-Other Sales to Domestic Market	Kt	752	895	1,647	759	850	1,609	-2.3
- Light Products	Kt	556	643	1,199	585	603	1,188	-0.9
- Other Products	Kt	196	252	448	174	247	421	-6.0
-Exports	Kt	270	286	556	213	109	322	-42.1
- Light Products	Kt	0	0	0	10	12	22	100.0
- Other Products	Kt	270	286	556	203	97	300	-46.0
-Sales in other countries	Kt	213	269	482	264	271	535	11.0
- Own network	Kt	213	269	482	264	271	535	11.0
- Light products	Kt	184	218	402	233	230	463	15.2
- Other Products	Kt	29	51	80	31	41	72	-10.0
-LPG SALES
- LPG	Kt	958	761	1,719	938	801	1,739	1.2
-Sales in Spain	Kt	684	447	1,131	653	468	1,121	-0.9
-Sales in Argentina	Kt	67	91	158	64	94	158	0.0
-Sales in Rest of Latin America	Kt	181	205	386	194	219	413	7.0
-Sales in other countries	Kt	26	18	44	27	20	47	6.8

Other sales to the domestic market: includes sales to operators and bunker.

Exports: expressed from country of origin

26

[LOGO]

[LOGO]

2nd QUARTER 2004

PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL

July, 29th 2004

Disclaimer

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures, cost savings, investments and dividend payout policies. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend payout could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

1

[LOGO]

HIGHLIGHTS

Ramón Blanco

COO

General Environment

[CHART]	[CHART]

US dollar weakness compared to last year

[CHART]	[CHART]

Increases in oil prices continue

[CHART]	[CHART]

Refining margins upward trend continues

2

Highlights 2Q 2004 vs. 2Q 2003

•                  18% Increase in operating income

•                  8% Growth in natural gas production

•                  553 Million euros of free cash flow generation

•                  70% Rise in marketing of LNG

•                  Tax rate increase to 38% from 32% in previous year

4

2nd Quarter Results

Net Income	Operating Income

[CHART]	[CHART]

Million Euro

5

Comparison 2Q 04 VS. 2Q 03

	REPORTED	+	REPORTED	+	Adj. by
	in €		in US$		Tax Rate

Operating Income	+18.3%		+25.2%		+25.2%

Net Income	+12.6%		+18.5%		+30.5%

Adj. Net income	+5.1%		+11.1%		+19.6%

After tax Cash Flow	+9.0%		+15.8%		+20.4%

6

2nd Quarter Results

Operating Income

[CHART]

7

After Tax Cash Flow

[CHART]

Million €

8

Venezuela

[GRAPHIC]

9

Bolivia

[GRAPHIC]

10

Referendum

1.              Do you agree with the repeal of Hydrocarbons Law 1698, passed by Gonzalo Sanchez de Lozada?

2.              Do you agree with the recovery of all hydrocarbon property at well head for the Bolivian State?

3.              Do you agree with re-founding YPFB (state oil company), recovering state property held in Bolivians’ stocks in the privatised oil companies, in a way that will allow it to participate in the entire process of producing hydrocarbons?

4.              Do you agree with President Carlos Mesa’s policy of using gas as a strategic resource to gain useful and sovereign access to the Pacific Ocean?

5.              Do you agree with Bolivia exporting gas in a way that covers local consumption, promotes the industrialization of the gas within the country, charges oil companies taxes and/or usage fees of up to 50% of the value of oil and gas production, and uses these resources primarily for education, healthcare, roads and jobs?

11

Cuba

[GRAPHIC]

12

Algeria

[GRAPHIC]

13

Portugal

[GRAPHIC]

Repsol YPF balance its refining and marketing mix in the Iberian Peninsula with the acquisition of Shell‘s assets.

14

[LOGO]

RESULTS

Exploration & Production

Operating Income

[CHART]	[CHART]

Negative effects on Operating income in 2Q 04

Million US$

• Higher downstream discount	63

• Higher export taxes	6

• Strikes

• Operating problems	51

• Underlifting

Total Effects	120

Hydrocarbon Production

Reported

[CHART]

Realisation Prices

Liquids	Natural Gas

[CHART]	[CHART]

Refining & Marketing

Operating Income

[CHART]	[CHART]

Million Euro

Refining margins

($/bbl)

[CHART]

Sales to Own Network

Spain Light product sales	Argentina Refined product sales

[CHART]	[CHART]

Thousand Tons

LPG

Total LPG Sales

[CHART]

+ 4.7% in Spain

+ 5.7% in Latam

Thousand Tons

Chemicals

Operating Income

[CHART]	[CHART]

Million Euro

Gas & Power

Operating Income

[CHART]

(*)Consolidation effects

Million Euro

Gas Sales

[CHART]

BCM

[LOGO]

FINANCIAL EVOLUTION

Net Financial Debt

[CHART]

Net Debt ratio Jun 2004 22.6%

Net Debt Variation

[CHART]

Million euros

Evolution Of Financial Results

[CHART]

Million euros

Financial Ratios

	Dec 31 2003	Mar 31 2004	Jun 30 2004

NET DEBT	5,047	5,316	5,597
BOOK CAPITALIZATION	23,072	23,882	24,731
NET DEBT / BOOK CAPITALIZATION (%)	21.9	22.3	22.6

EBITDA	6,156	1,552	3,251
NET DEBT / EBITDA (X)	0.82	0.86	0.86

NET CASH-FLOW	4,477	1,161	2,460
NET CASH-FLOW / NET DEBT (%)	88.7	87.4	87.9

NET INTEREST EXPENSES	447	91	173.4
EBITDA / NET INTEREST (X)	13.8	17.1	18.7

Million euros

[LOGO]

2nd QUARTER 2004
RESULTS

Investor Relations

USA 410 Park Avenue, Suite 440 New York 10022 Tlf: +1 212 588 1087 Fax: +1 212 355 0910	Spain Pº Castellana 278-280 28046 Madrid (Spain) Tlf: 34 913 48 55 48 Fax: 34 913 48 87 77

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	August 2, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer